UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-41597

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Seacoast Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Seacoast Bancorp, Inc.
633 Central Avenue
Dover, New Hampshire 03820

OMB Control number 1210-0040; Expiration Date 03/31/2026

SUMMARY ANNUAL REPORT FOR
FIRST SEACOAST BANK SAFE HARBOR 401(K) PLAN

This is a summary of the annual report Form 5500 Annual Return/Report of Employee Benefit Plan of First Seacoast Bank Safe Harbor 401(k) Plan and Employer Identification Number 02-0235380/Plan Number 003 for the plan year 01/01/2024 through 12/31/2024. The Form 5500 annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a single employer, defined contribution plan with the following characteristics: profit sharing, total participant-directed account, code section 401(k) feature, code section 401(m) arrangement, total or partial participant-directed account, pre-approved pension.

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $829,290. These expenses included $18,352 in administrative expenses and $810,938 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 95 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $7,623,493 as of the end of the plan year, compared to $6,658,355 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $965,138. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,794,428, including employer contributions of $231,751, employee contributions of $590,167, other contributions/other income of $3,991 and earnings from investments of $968,519.

Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2024 and therefore has not had an audit performed.

The plan’s assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

 To obtain a copy of the full annual report, or any part thereof, write or call the office of Pentegra Retirement Services, who is a representative of the plan administrator, at 701 Westchester Avenue, White Plains, NY 10604 and phone number, 866-633-4015.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 701 Westchester Avenue, White Plains, NY 10604, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. The annual report is also available online at the Department of Labor website www.efast.dol.gov.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SEACOAST BANK 401(k) PLAN

Date: June 25, 2025	By:	/s/ James R. Brannen
James R. Brannen
Chief Executive Officer